14101 Capital Blvd Suite 201 Youngsville, NC 27596 Tel: 919-556-7235 Fax: 919-556-5191

January 29, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ronald E. Alper

Re:	Xerium Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed April 8, 2008

Form 10-K/A for Fiscal Year Ended December 31, 2007

Filed April 28, 2008

Form 10-Q for the Period Ended March 31, 2008

Filed May 8, 2008

Form 10-Q for the Period Ended June 30, 2008

Filed August 7, 2008

Form 10-Q for the Period Ended September 30, 2008

Filed November 10, 2008

File No. 001-32498

Ladies and Gentlemen:

This letter responds to your comment letter of December 31, 2008 with respect to the above-referenced filings made by Xerium Technologies, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”).

This letter includes each comment from your letter in italicized type, with the Company’s response set forth immediately below.

In response to the Staff’s comments, the Company advises you as follows:

Securities and Exchange Commission

January 29, 2009

1.	The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the reference to internal control over financial reporting and the associated parenthetical in paragraph 4. This also applies to the certifications filed with the Form 10-Q for the quarter ended March 31, 2008. The certifications filed with the Form 10-K for the year ended December 3 1, 2007 also do not include paragraph 4(d). The certifications filed with the Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 also do not include the parenthetical in paragraph 4(d). Please revise.

Response:	The Company acknowledges the Staff’s comment, and in future Forms 10-K and 10-Q, the Company intends to include certifications that correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.

2.	We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response:	As discussed in the “2007 Executive Compensation Components” section of the Compensation Discussion & Analysis (the “CD&A”), individual officer performance is considered by the Compensation Committee primarily in determining base salary of the Company’s executives, and the other components of compensation are primarily linked to Company performance measures, although the Compensation Committee may take into account expectations about individual performance in setting target award levels under those programs. In setting 2007 base salaries, the Compensation Committee placed greater emphasis on market competitiveness over individual performance or any other metric. In future filings where individual performance provides a basis for compensation decisions, the Company intends to include discussion of the types of individual performance elements considered.

3.	On page 13, you state that in 2007, “the Committee selected the Named Executive Officers to receive an award. . . .” You later indicate that the “performance metric for 2007 did not exceed the threshold level and the Company’s Named Executive Officers did not receive incentive cash bonuses under the Plan for 2007 and did not receive any other incentive cash bonus in respect of 2007.” Please clarify or advise.

Response:	The Company advises the Staff that the statement on page 13 of the Form 10-K/A that “the Committee selected the Named Executive Officers to receive an award with a specified percentage set forth opposite his name below,” and the table immediately following that statement, refers specifically to the amount of annual cash incentive bonus, expressed as a percentage of base salary, that each Named Executive Officer would have been eligible to receive had the Company achieved the performance metric for 2007. Because the performance metric was not in fact achieved in 2007, however, none of the Company’s Named Executive Officers received any annual cash incentive bonus payments.

Securities and Exchange Commission

January 29, 2009

4.	You have not provided a quantitative discussion of the necessary targets to be achieved for your named executive officers to earn long-term compensation. Please disclose any specific long-term targets used to determine long-term compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:	The Company respectfully submits to the Staff that the disclosure included at the top of page 15 of the Form 10-K/A quantifies the target levels for the vesting of the shareholder return based restricted stock unit awards granted in 2007 by providing a formula for calculating the target levels. The disclosure states that such awards would vest only if the cumulative total return on the Company’s common stock, measured as growth in the per share price of the Company’s common stock and dividends paid on the Company’s common stock from May 16, 2007, satisfies the annual target (which is based upon a 13% compounded annual growth rate from the date of grant) that the Compensation Committee established in respect of the four years following the grant date. Because the targets are based on shareholder return, which includes stock price growth and dividends, the targets will vary depending on the date of grant of the award. This is different from targets based on company performance measures, such as net income or EBITDA, which would be the same for all performance based grants during the applicable period. As a result, the Company believes that the formula for calculating the targets provides shareholders with better information about how the targets are structured than providing the individual targets applicable to each grant.

5.	Please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation. See Item 402(e) of Regulation S-K.

Response:	As discussed in the CD&A under “Compensation Philosophy and Objectives,” there is no rigid formula for the allocation between cash and stock based compensation, and the Compensation Committee balances the elements of compensation to reward annual results and motivate long-term performance. In future filings, the Company intends to include further discussion regarding the proportionate elements of total compensation in the CD&A and include a cross reference to the appropriate section of the CD&A in the Summary Compensation Table.

Securities and Exchange Commission

January 29, 2009

6.	Please separately quantify the amounts attributable to each of the change in pension value and preferential earnings on nonqualified deferred compensation. See Instruction Item 3 to Item 402(c)(2)(viii) of Regulation S-K.

Response:	None of the Company’s Named Executive Officers received any preferential earnings on nonqualified deferred compensation in 2007. As a result, the amounts in column (h) of the Summary Compensation Table are composed solely of changes in pension value as described in Item 402(c)(2)(viii)(A) of Regulation S-K. In future filings, the Company intends to include a clarifying footnote to column (h) of the Summary Compensation Table stating that all amounts in the column reflect changes in pension value.

7.	With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Response:	The potential payments upon termination and change in control were negotiated between the individual executive officers as part of their individual employment agreements. As discussed in the CD&A under “Employment Agreements,” we believe these arrangements support our ability to attract and retain superior executive employees and, if a change in control were to occur, to retain our executives through a period of uncertainty, and to enhance our value by keeping our management team intact and focused on the best interests of the stockholders, rather than their own job security. In future filings, the Company intends to include a cross reference to the appropriate section of the CD&A in the “Employment Agreements and Potential Payments Upon Termination or Change in Control” section.

*    *    *

In connection with responding to the comments from the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (919) 562-5899. Thank you for your assistance.

Very truly yours,

/s/ Michael P. O’Donnell
Michael P. O’Donnell
Chief Financial Officer